UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 25, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 25 March 2021 - Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Helge Lund, chair of the of Board of Directors stated: “In 2020, Novo Nordisk showed agility and resilience in very challenging times, and the COVID-19 pandemic has underscored the importance of continued innovation and relevance of businesses in times of crisis. We have delivered on our financial guidance and invested significantly in commercial launches and research and development. All in all, we are very satisfied with the progress made on our strategic aspirations, which has resulted in an attractive capital allocation to shareholders.” He continued: “Despite the pandemic and turbulent business environment, Novo Nordisk made important steps towards delivering on our purpose of driving change to defeat diabetes and other serious chronic diseases”.

Resolutions adopted at the Annual General Meeting

Financial year 2020 and board remuneration

•	Approval of the Company’s statutory Annual Report 2020 and distribution of profits according to the statutory Annual Report 2020.
•	The final dividend for 2020 of DKK 5.85 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2020 of DKK 9.10 includes both the interim dividend of DKK 3.25 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2020 and the final dividend of DKK 5.85 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2021.
•	The Remuneration Report 2020 was approved (advisory vote).
•	The actual remuneration of the Board of Directors for 2020 and the remuneration level for 2021 were approved.

Elections

•	Re-election of Helge Lund as chair of the Board of Directors.
•	Re-election of Jeppe Christiansen as vice chair of the Board of Directors.

•	Re-election of Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay as members of the Board of Directors.
•	Election of Henrik Poulsen as new member of the Board of Directors.
•	Appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B share capital is reduced by DKK 8,000,000 from DKK 362,512,800 to DKK 354,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 462,000,000.
•	Authorisation to the Board of Directors until the Annual General Meeting 2022 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.
•	Cancellation of Article 5.3 of the company’s Articles of Association.
•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 25 March 2023 up to nominally DKK 46,200,000.

Other

•	Indemnification of Board members and executives from future liability in addition to any director’s and officer’s liability insurance.
•	Amendments to the Remuneration Policy regarding international mobility, claw-back of variable pay, discretion to override the formulaic outcome under incentive programmes, capping of variable pay and incentive targets becoming obsolete.
•	Amendments to the Articles of Association regarding an authorisation to hold future General Meetings as fully virtual and partially virtual meetings, the language in documents prepared for General Meetings and an ability to differentiate votes for certain shareholders.
•	A proposal from a shareholder on making a plan for changed ownership of the Company was not adopted.

COVID-19 situation

Due to the current COVID-19 pandemic and in order to minimise the spread of the virus, the meeting was held as a fully virtual meeting. Accordingly, shareholders attended by electronic means and had been encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chair of the Board and chair of the Nomination Committee)
•	Jeppe Christiansen (vice chair of the Board and chair of the Remuneration Committee)
•	Laurence Debroux (chair of the Audit Committee and member of the Remuneration Committee)
•	Andreas Fibig (member of the Audit Committee)
•	Sylvie Grégoire (member of the Audit Committee, the Nomination Committee and the Research & Development Committee)
•	Mette Bøjer Jensen (employee representative and member of the Nomination Committee)
•	Kasim Kutay (member of the Nomination Committee and the Research & Development Committee)
•	Anne Marie Kverneland (employee representative and member of the Remuneration Committee)
•	Martin Mackay (chair of the Research & Development Committee and member of the Remuneration Committee)
•	Henrik Poulsen (member of the Audit Committee)
•	Thomas Rantzau (employee representative and member of the Research & Development Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 21 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 25, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer